Exhibit 99.2

November 28, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Prince Edward Island Securities Office,
Office of the Attorney General
Office of the Superintendent of Securities, Department of Justice,
Government of the Northwest Territories
Yukon Securities Office, Corporate Affairs,
Government of Yukon
Registrar of Securities, Department of Justice
Government of Nunavut

Dear Sirs / Mesdames:

We have read the statements made by Thomson Reuters Corporation in the attached copy of Change of Auditor Notice dated November 28, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated November 28, 2012.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership